

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 9, 2010

via U.S. mail and facsimile

Mark O. Eisele, CFO
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, Ohio 44115

> **RE: Applied Industrial Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed August 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009 and**
> **December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 4, 2009**
> **File No. 1-2299**

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief